Exhibit 99.1

WIX

Notice of 2023 Annual Meeting of Shareholders & Proxy Statement

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November 6, 2023

September 29, 2023

Dear Wix.com Ltd. Shareholders:

One of the most important functions of our independent Board of Directors is to provide robust oversight of management while ensuring that the execution of our strategic plans will continue to create sustainable shareholder value.

Over the past decade as a public company, under the execution of our management team, Wix successfully built a leadership position in the Self Creators market, enabling millions of small business owners, creators and organizations to build, manage and grow their visions online through a dynamic, robust web presence.  Over four years ago, the Company made the strategic decision to expand its addressable market to professional designers, agencies, freelancers and developers, which are known as “Partners,” providing them with a secure, reliable, fast and robust platform on which they can build for others.

We are proud of what the Company has achieved over the last four years, successfully executing on this strategic expansion of its market and generating significant growth in new revenue streams, such as Business Solutions revenue, Transaction revenue, and Partners revenue.  Within the last 18 months in particular, our management team implemented multiple measures to promote greater operating efficiency, driving tremendous growth in free cash flow and putting the Company on the path to achieving sustainable levels of profitability growth for the long term.  Wix continues to be one of the industry leaders in innovation and development, most recently introducing a series of new products that leverage AI technology, as well as launching Wix Studio, the new cornerstone product for Partners using Wix.

Ensuring appropriate Board composition is another focus area for our Board.  Wix’s Board is a diverse group of individuals with expertise across multiple vectors.  However, every year, the Board and its Nominating and Corporate Governance Committee assess the diversity of experience, expertise and perspectives across the Board to closely align with the changing operating environment as well as Wix’s current strategic objectives, balancing Board stability and expertise with valuable new perspectives and adaptability.  As part of our track record of regularly refreshing and enhancing the Board, we appointed two new directors in March 2023.  These directors have a track record of operational excellence and driving organizational efficiency, which will support the Board’s oversight as the Company continues to create value, while focusing on profitability alongside product innovation.

Another key principle emphasized by our Board is to maintain an open dialogue with you, our shareholders.  The Board believes that shareholder feedback is key to the deliberations of the Board and its committees, as we take actions that are ultimately intended to create and enhance shareholder value.  To that end, we have engaged regularly and extensively with shareholders to understand your perspectives, which in turn has helped inform our discussions and decision-making processes.

This year we are seeking binding shareholder approval for a proposal of our CEO’s compensation plan, which includes several features that link incentive and pay outcomes with Company performance, thereby aligning the interests of our CEO with those of our shareholders.  The Compensation Committee designed the proposed compensation structure taking into consideration shareholder feedback received during our shareholder outreach earlier this year.

We will continue to prioritize shareholder value and take the appropriate steps designed to allow the Company to deliver on its commitments to achieve robust and profitable growth, while maintaining its standing as a good corporate citizen and attracting and retaining the best global talent.

We thank you for your continued support of Wix.

Sincerely,

MARK TLUSZCZ
Chair of the Board of Directors

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to attend the 2023 Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (“Wix,” “we,” “our” or the “Company”).

Date and Time:
November 6, 2023 at 1:30 p.m. (Israel time).

Meeting Location:
The Company’s principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 (telephone number is +972-3-545-4900).

Who Can Vote:
Shareholders of record at the close of business on October 4, 2023.

Items of Business and Board
Voting Recommendation

The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

PROPOSAL NO. 1.
Re-election of Deirdre Bigley, Allon Bloch and Ferran Soriano as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified.
FOR each director nominee
PROPOSAL NO. 2.	Approval of the compensation of the Company’s Chief Executive Officer, as required under Israeli law.	FOR

PROPOSAL NO. 3.	Amendment of the compensation policy for the Company’s executives, as required under Israeli law.	FOR

PROPOSAL NO. 4.
Ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.
FOR

And other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.

YOUR VOTE IS IMPORTANT.  Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.

More detailed information and instructions regarding the Meeting, the voting process, the quorum and the required votes for the approval of each of the proposals can be found under “General Information” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases.

The forward-looking statements contained in this proxy statement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.  Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence (“AI”), the regulatory environment impacting AI related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced cost-efficiency plan and other cost saving measures we may take in the future; expectations regarding our ability to reach our profitability targets; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue and growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our customer care team, and that our recent downsizing of our customer care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or onvertible notes pursuant to our repurchase program, which remains subject to Israeli court approval and depends on a number of factors, including the market price of the Company’s ordinary shares, general market and economic conditions and other corporate considerations; our expectations that we will file motions with, and obtain the approval of, the Israeli court to effect all or a portion of our repurchase program; our expectation that we will effectively manage our infrastructure; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve or maintain profitability, including profitability targets; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19, and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users, and to grow our activities with these customer types as anticipated, and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023 (the “Form 20-F”).  The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Any forward-looking statement made by us in this proxy statement speaks only as of the date hereof.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

SUMMARY HIGHLIGHTS

Business Highlights

Wix is a leading platform to create, manage and grow a digital presence.  Since our founding in 2006, we have evolved our platform to serve the needs of any type of user, business or organization in search of a solution to succeed online.  Beginning in 2019, in addition to enhancing our platform with products designed to help businesses online, we focused on a strategic initiative to expand our addressable market beyond the Self Creator market into the professional market of design agencies, developers and freelancers, which we refer to collectively as our “Partners.”  This expansion required meaningful investments in infrastructure, support, product development, and sales and marketing.

During this expansion, we accomplished a great deal:

Created New revenue streams, including Partners, tailored Business Solutions and Payment solutions, on top of an already large and scaled business	Expanded Our product platform, by focusing on continuous innovation and development velocity	Increased Profitability through improved efficiency and a focus on operating excellence

Our success since 2019 is demonstrated by several metrics:

↑ 54% increase in Total Registered Users	↑ 93% increase in Total Revenue
↑ 85% increase in Total Bookings	↑ 230% increase in Business Solutions Revenue
↑ 329% increase in Partners Revenue	↑ 342% increase in Gross Payment Volume (GPV)

Note: Percentage increase for total Registered Users is as of June 30, 2023 compared to December 31, 2019. Percentage increases for all other metrics stated above compare the twelve months ended June 30, 2023 with the year ended December 31, 2019.  Definitions for certain financial and performance metrics referred to in this proxy statement, together with reconciliations for non-GAAP measures, are provided at the end of the proxy statement.

Track Record of Responsiveness to Shareholder Feedback

Our Perspective:	Our Strategy:
We believe that shareholder feedback is a key input to discussions by our Board of Directors (“Board”) and its committees and helps inform our decision-making process.  As such, we are committed to maintaining regular dialog with our shareholders

Members of our Board and management participate in discussions with shareholders to better understand their perspectives on capital management, dilution, executive compensation and corporate governance

Management leads twice- yearly “listening tours” with major shareholders with the specific objective of hearing feedback about suggested areas of improvement, business initiatives and investor communications

Quarterly earnings calls, investor meetings and roadshows, and investor and analyst days provide management’s view of the Company’s progress versus its goals and give shareholders the opportunity to ask questions

In 2022 and 2023:

The Company offered to engage with active institutional shareholders holding approximately 85% of outstanding ordinary shares held by active institutional investors[1]	The Company engaged in discussions with active institutional shareholders holding approximately 82% of outstanding ordinary shares held by active institutional investors[1]	Directors engaged in discussions with active institutional shareholders holding approximately 66% of outstanding ordinary shares held by active institutional investors[1]

1          As of June 30, 2023

The Board is proud of its track record of responsiveness to shareholder feedback.  Since 2019, management has gathered investor feedback through virtual and in-person “listening tours”, resulting in several initiatives/actions:

Shareholder Feedback (“What We Heard”)	Our Action (“What We Did”)	Impact of Action (“Why This is Important”)
Additional detail on Wix’s total addressable market (TAM) with the expansion of its market to professionals
Held Analyst and Investor Days in May 2022 and August 2023 in which we:

✓  Provided insights into our market and growth of our TAM

✓  Presented an overview of our Partners business and its financial characteristics

✓  Updated investors on new products, including Wix Studio and AI-driven products

✓  Provided additional financial data regarding the profitability of our Self Creators business and path to profitability for our Partners business

✓  Introduced our first-ever three-year financial model outlook in 2022 and provided an update in 2023 (the “Three-Year Plan”)

✓  Outlined our plan for achieving various profitability targets and “Rule of 40“ by 2025

✓  Validates our rationale for investment into a larger TAM

✓  Establishes annual targets by which investors can measure our success

✓  Creates clear financial goals for management

✓  Anticipated to increase sustainable free cash flow for the long term

Clarification of the investments in the Partners business
Sharing of near-term and mid-term financial targets
Plans to increase and sustain profitability
Clear plans for capital allocation

✓  Completed two share repurchase programs from 2021-2023 totaling $500 million

✓  In July 2023, the Board authorized a new share repurchase program of 50% of projected free cash flow (excluding HQ costs) through 2025 (program remains subject to court approval and other disclosed considerations)

✓ Establishes a clear plan for use of excess cash ✓ Reflects our confidence in our ability to generate sustainable free cash flow
Commitment to managing overall dilution of shareholders More detail on Page 22
✓  Expanded transition away from options in favor of restricted share units (“RSUs”) for broader employee base

✓  Implemented net exercise mechanism for eligible options

✓  Canceled a large portion of our unallocated equity pool

✓  Executed shareholder approved value-neutral option exchange program which caused the cancellation of 388,934 options.

✓ Effectively manages shareholder dilution while maintaining retention and building employee ownership
Alignment of proposed Chief Executive Officer (“CEO”) compensation with business strategy and emphasis on performance-based equity More detail on Page 48
✓  75% of long-term incentive (“LTI”) awards denominated in performance share units (“PSUs”) aligned with publicly disclosed Three-Year Plan and 25% in stock options (previously 100% options)

✓  100% of LTI remains ‘at-risk’
✓ Aligns interests of CEO with those of longer-term shareholders ✓ Equity payouts align with incremental shareholder value creation

Executive Compensation Philosophy

Our executive compensation program is designed in line with our compensation philosophy and policy.  Wix’s executive compensation philosophy is designed to meet the following objectives, among others:

✓ Pay for performance culture	✓ Focus on long-term value creation	✓ Align compensation with shareholders’ interests
✓ Benchmark against the most appropriate peers	✓ Balance employee retention incentives while mitigating dilution	✓ Retain high-caliber executives

These compensation philosophy objectives are founded in our commitment to:

➔  Appropriately incentivize, reward and retain highly qualified executives
➔  Ensure that the interests of the executives are closely aligned with the interests of Wix’s long-term shareholders and emphasize equity-based pay and long-term incentives, so that executives have an interest in Wix’s sustained growth and success
➔  Motivate executives to achieve results with integrity and fairness, without encouraging excessive risk taking
➔  Support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short and long term, while recognizing Wix’s company values
➔  Balance rewards for both short and long term results to ensure sustained business performance over time

Effective Dilution Management

Since 2018, we have reduced Dilution2 from 17.12% as of December 31, 2018 to 9.81% as of September 27, 2023.

The Compensation Committee has overseen prudent actions that demonstrate our commitment to reducing overall dilution and will continue to responsibly manage dilution going forward:

Action	Detail	Impact
Transition from stock options to RSUs	✓ Since 2015, the Company began transitioning away from granting mostly options to granting mostly RSUs/PSUs ✓ Since 2022, non-management leadership began to receive only RSUs	✓ RSUs require fewer ordinary shares than options yet provide retentive value and build employee ownership
Net Exercise mechanism
✓  Since June 2018, the Company issues ordinary shares reflecting only the gain from eligible option exercises – rather than the full amount of ordinary shares

✓  More importantly, the unissued ordinary shares are canceled and not returned to the equity pool

✓  Net exercise limits dilution to only gains upon exercise

✓  No liberal share recycling – unissued ordinary shares are not reissued

✓  As of September 27, 2023, 24.32% of eligible exercised options were canceled

Cancellation of unallocated equity pool
✓  In June 2019, we canceled 1.59 million ordinary shares from our unallocated equity pool

✓  In October 2022, we canceled an additional 3.43 million ordinary shares

✓  In September 2023, we canceled an additional 1.66 million ordinary shares
✓ Reduced Simple Dilution[2] by ~2.1% in June 2019 ✓ Reduced Simple Dilution by ~4.3% in October 2022 ✓ Reduced Simple Dilution by ~2.2% in September 2023
Value-neutral Option Exchange Program	✓ In December 2022, shareholders approved an option exchange program for non-director and non-executive employees which resulted in the immediate cancelation of 388,934 options	✓ Reduced Simple Dilution by 0.53% upon exchange due to the option cancellations ✓ Reinstate effectiveness of intended incentive and retentive value of awards to retain top talent

[2]	As defined on page 20.

Corporate Governance Highlights

We have adopted corporate governance practices designed to ensure that (i) our corporate policies reflect our values and business goals and are aligned with the interests of our shareholders; (ii) our corporate governance structure is effective; and (iii) we operate in a way that is open, honest and transparent.

Governance Principles	Corporate Governance Practice
Accountability to Shareholders	✓ Our ordinary shares are our only class of stock, with one vote per share
✓ Our directors are elected by majority of shares voted
Board Independence	✓ Our corporate governance practices are overseen by our Board, which currently comprises nine members
✓ Eight of our nine current directors qualify as independent directors under the independence requirements of the Nasdaq Stock Market LLC (“Nasdaq”)
✓ Our Board is led by an independent chair of the Board (“Chair”) and a lead independent director (“Lead Independent Director”)
✓ Our independent directors regularly meet in executive sessions
✓ All of our three standing Board committees - Audit, Compensation and Nominating and Corporate Governance Committee (“NCG”) - are 100% independent
Board Composition	✓ 22% of our Board members are women
✓ Our Board and NCG annually assess the attributes, experience and diversity of our directors - providing us with a diverse range of perspectives
✓ 50% of our independent directors have been appointed within the last three years, each adding a fresh perspective and unique experience and expertise to the Board
Board Policies and Practices	✓ Our Board and each of its committees meet regularly throughout the year on a set schedule and hold special meetings as needed
✓ Our Board and each of its committees conduct annual self-evaluations, as well as a review of the charters for each Board committee
✓ Our Board holds regular sessions without management present which are led by the Board Chair and the Lead Independent Director
✓ Our NCG oversees risks associated with overall governance and ESG
✓ Our Compensation Committee oversees our executive compensation practices and evaluates the performance of our executive team, including our CEO on an annual basis
✓ Our Audit Committee oversees cybersecurity risk
Risk Mitigation and Alignment of Interests	✓ We have robust share ownership guidelines for executive officers and directors
✓ We have adopted a forfeiture and clawback policy that applies to equity incentives with a three-year lookback period
✓  Our directors and executive officers are limited in pledging or hedging or other transactions designed to hedge or offset any decrease in the market value of our ordinary shares.  Short sales of our securities by directors and officers are prohibited.

BUSINESS HIGHLIGHTS

Wix is a leading global cloud-based web development platform built on the belief that the Internet should be accessible to all.  Our mission is to enable any user and any type of business to create, manage and grow a dynamic digital presence.  Founded in 2006, Wix began as an easy-to-use yet powerful visual development and editing environment that eliminated the need for complex coding and expensive design services, primarily attracting users creating websites for their business or personal use.  We refer to these users as “Self Creators”.

Beginning in 2019, we evolved our business strategy to expand our addressable market beyond the Self Creator market into the professional world of design agencies, developers and freelancers creating content and applications for their clients.  We refer to these users collectively as “Partners”.

Successful execution of our Partner strategy since 2019, including through a global pandemic and ensuing challenging macro environment, has resulted in tremendous growth across the entire business.

Today, compounding growth from our Partners business continues to layer in high-growth revenue on top of our stable and durable Self Creator business. This compounding growth is driven by Partners purchasing higher priced subscription packages, building more sites, attaching more Business Solutions applications and generating greater GPV compared to Self Creators.

The strong revenue growth of the past four years was underpinned by continuous innovation and expansion of our product suite in order to extend our market leading position in the Self Creators market and meet and exceed the more complex and dynamic needs of our Partners, who are increasingly choosing Wix for their projects.

Building upon the many Partner-focused offerings introduced over the past several years, including e-commerce applications, Velo by Wix, an open development platform for building web applications, and Wix Blocks, a low code tool enabling the design of web applications and widgets, we launched our cornerstone Partner product, Wix Studio, in August 2023.  Wix Studio is a revolutionary all-in-one web creation platform with deep design control, advanced capabilities, workflow management and Artificial Intelligence (“AI”) tools specifically designed for professionals.  We believe Wix Studio will be a key driver of significant growth in our Partners business in the coming years.

Another area of focused innovation that Wix continues to lead in is AI.  We currently have more than 200 AI and genAI models deployed on our platform, both internally to improve internal workflows and development velocity as well as externally to power a full suite of AI capabilities that reduce friction for users (https://www.wix.com/blog/avishai-abrahami-thoughts-about-ai), with many more in our pipeline.  The contents of that website are not incorporated by reference into this proxy statement.

Throughout 2019, 2020 and 2021, in addition to investments in product development, we also made meaningful investments in technology infrastructure, customer care, and sales and marketing in order to successfully expand into the Partner market and continue to lead the Self Creators market.

During the second half of 2022, despite continued growth in our Partners business, we faced slowing overall revenue growth impacted by the challenging macroeconomic environment.  In response, throughout the second half of 2022 and early 2023, we adjusted our costs and undertook measures to increase our operating efficiency and created a path toward long-term and sustainable profitability.

As a result of these efforts, we have driven significant margin expansion and are on track to generate ~$180 million of incremental FCF in 2023 compared to 2022.

We remain committed to achieving profitable growth by balancing growth initiatives with operational discipline.  Through continued alignment of expenses with growth, we believe we are well positioned to achieve a minimum FCF margin of 25% in 2025 under various growth scenarios.  Assuming growth trends remain at today’s level, this margin would result in more than $1 billion of FCF to be generated from 2023 to 2025.  We are confident in our ability to achieve this FCF margin target and as a result, the “Rule of 40” in 2025.  In addition, we expect to generate GAAP net income in 2025.

To further increase shareholder value, in July 2023, our Board authorized a new share repurchase program for up to 50% of our FCF generated through 20253.  Learn more about our Three-Year Plan and 2025 profitability targets in our 2023 Analyst Day materials, which can be found at https://investors.wix.com/2023-analyst-investor-day.  The contents of that website and the 2023 Analyst Day materials are not incorporated by reference into this proxy statement.

Free Cash Flow
$127
$132
$51
$32
$200 - 210
17%
13%
4%
2%
~13%
~19%
25%+
2019
2020
2021
2022
2023E
2024E
2025E
FCF (in millions)
FCF as % of revenue

[3]
The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company’s ordinary shares, general market and economic conditions, court approval, the Company’s financial results and liquidity, and other corporate considerations.

CORPORATE GOVERNANCE

Strong corporate governance benefits our shareholders, executive officers, directors and employees and is essential to our long-term business success.  For this reason, we devote considerable time and resources designed to ensure that (i) our corporate policies reflect our values and business goals and are aligned with the interests of our shareholders; (ii) our corporate governance structure is effective; and (iii) we operate in a way that is open, honest, and transparent.

Our corporate governance practices are overseen by our Board, currently comprising nine members.  Eight of our current directors qualify as independent directors under the independence requirements of Nasdaq.  All our committees of the Board are comprised solely of independent directors, and Mr. Ron Gutler serves as our Lead Independent Director.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed.

Board Structure

Our Articles of Association provide that our Board may consist of no less than three and no more than nine directors, as may be fixed from time to time by the Board.

Under our Articles of Association, our directors are divided into three classes with staggered three-year terms.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board.  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Considerations in Evaluating Director Nominees

Our NCG undertakes an evaluation process of the qualifications of the Board members and identifies potential areas where we may enhance our Board, including necessary expertise.  We look for Board members with the highest levels of integrity and ethics that align with our corporate values.  Our strong corporate culture has been key to our long-term success, and we believe the tone is set at the top with our Board.

Board Composition and Qualification

Our Board and its NCG believe the skills, qualities, attributes, experience and diversity of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders, and our Board and its NCG annually assess Board composition and make changes as necessary.

We have a track record of regularly refreshing and enhancing our Board to closely align our Board composition with changes to our operating environment as well as our current strategic objectives, balancing stability and expertise with change and adaptability.

Most recently, in March 2023, our Board and NCG approved the appointment of Mr. Gavin Patterson and Mr. Francesco de Mojana to our Board.  The skills and experience of our new directors will benefit the Board as the Company focuses on creating value through improved profitability alongside product innovation.  Mr. Patterson’s history of operating experience and strategic execution as well as his expertise in enterprise software and Mr. de Mojana’s strong track record of implementing operating efficiencies and cost management, bring a valuable set of skills to Wix’s management at a time when improving margins, while the Company continues to grow, is a key priority.  In addition to their general board responsibilities, Mr. de Mojana joined the Audit Committee and Mr. Patterson joined the Compensation Committee.  At that time, we also announced the resignation of Mr. Yuval Cohen and Roy Saar from the Board after many years of dedicated service.  This transition reinforced our commitment to a strong, independent Board focused on the long-term performance of the Company and its continued focus on balancing growth and sustained profitability, which will help maximize Wix’s long-term potential.

The Board skills and experience matrix below represents the key skills that we believe are particularly valuable to the effective oversight of the Company and the execution of our strategy, as well as diversity characteristics of our directors.  This matrix highlights the depth and breadth of skills of our Board members.

Industry Expertise
7
Executive Leadership
8
International Business Experience
9
Sales and Marketing
7
Cybersecurity/Risk Management
4
M&A, Strategic Planning
8
Human Capital Management
7
Finance, Investments and Accounting
9
Legal, Regulatory and Compliance
5
Public Company Director
6

Lead Independent Director

The Board has chosen to separate the two roles of CEO and Chair of the Board and believes that our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis.  Mr. Mark Tluszcz serves as non-executive independent Chair of the Board and Mr. Ron Gutler serves as Lead Independent Director.

The authorities and responsibilities of the Lead Independent Director, as stated in our Corporate Governance Guidelines, include the following:

✓	presiding at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors;

✓	serving as liaison between the Board Chair and the Independent Directors;

✓	approving information sent to the Board;

✓	approving meeting agendas for the Board;

✓	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

✓	presiding over any portions of meetings of the Board at which the evaluation or compensation of the CEO is presented or discussed;

✓	presiding over any portions of meetings of the Board at which the performance of the Board is presented or discussed;

✓	having the authority to call meetings of the independent directors;

✓	if requested by major shareholders, ensuring that he is available for consultation and direct communication; and

✓	performing such other duties as the Board may from time-to-time delegate to assist the Board in the fulfillment of its duties.

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile.  Our Board committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committees	Risk Oversight Areas of Focus
Audit Committee

✓          Overall risk assessment and strategy for managing enterprise risk

✓          Accounting and financial reporting process and audits of financial statements

✓          Strategy for foreign currency hedging

✓          Cybersecurity, including product and information security

Compensation Committee	✓ Compensation policies and practices related to our directors, CEO, executives, and employees ✓ Our human capital management and diversity, equity and inclusion strategy
NCG	✓ Our strategy, programs, and public disclosure regarding environmental, social and governance issues.

Board and Committee Effectiveness and Meetings

Our Board and committees are committed to conducting their duties effectively and in the best interest of Wix and our shareholders.  Our Board and each committee conduct a self-evaluation annually to determine whether they are functioning effectively.  As part of the assessment, relevant members of management provide feedback on a variety of topics such as Board and committees’ effectiveness and composition.

During 2022, our Board met 13 times and acted twice by written consent; our Audit Committee met five times and acted once by written consent; our Compensation Committee met six times and acted twice by written consent; and our NCG met four times.  Each of the director nominees listed in Proposal No. 1 attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served.

Our Board members keep current on market trends, industry events, and best practices, as well as enhancing their knowledge of the Company’s evolving product portfolio, and research and development programs, including through training sessions led by members of senior management.  New Board members undergo an orientation process, including onboarding guides and tailored training sessions.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) PRACTICES

Underpinning our Company’s strategy is the belief that the internet is meant to be safe and accessible to all. Therefore, our platform is here to make a difference, to create a better world for everyone and to provide opportunities for any type of user or business, regardless of their size, age, economic status, skill level, location, vision or any other factor.

To achieve this, we aim to create a culture in which any person can be successful, is treated equally and fairly and is a partner in the success of the Company, sharing in the responsibility of building and improving it, while being attentive to and supporting one another.

This belief is organized around our three pillars: OUR USERS, OUR PEOPLE and OUR COMPANY.

ESG Oversight and Reporting

✓	ESG program oversight by the NCG

✓	Cybersecurity risk oversight by Audit Committee

✓	Annual ESG reporting using SASB’s Internet Media and Services Standard

✓
ESG reports published for the years 2021 and 2022, which can be found at https://investors.wix.com/esg. Neither the ESG reports nor the contents of our website are incorporated by reference into this proxy statement.

ESG Pillars

OUR USERS
Web Accessibility:	Significant investment in product accessibility to ensure an accessible platform for our users, regardless of their abilities, including a dedicated Web Accessibility team
Data Privacy:
→   A Privacy Policy addressing leading data protection regulations and guidelines, including the California Consumer Privacy Act (CCPA) and General Data Protection Regulation (GDPR)
→   Dedicated Wix Privacy Team monitors privacy aspects across all stages of Wix’s products and services
→   User-focused education and tools help our users adhere to local privacy standards for their own website visitors
→   System and Organization Controls (SOC) 2 Type 2 Certification achieved in February 2022, an internal controls report capturing how a company manages and safeguards customer data

Cybersecurity:
→   Ongoing monitoring and reinforcement of Wix’s cybersecurity framework, led by Wix’s internal security team, including facilitation and development of robust procedures, processes and controls
→   Designed with reference to leading security frameworks and standards, compliance protocols and certificates, such as PCI DSS (Level 1), ISO 27001 and ISO 27018
→   Added a digital safe zone for users, the Butterfly Button, on the Wix App Market, connecting domestic violence (DV) victims with a DV expert
→   Process to report unsafe and illegal user content, when alerted to its existence, to legal enforcement agencies

OUR PEOPLE
Recruitment and Retention:
→   Regional mentorship and internship programs for university students looking to become software engineers, UX designers, business analysts and writers with the prospect of a full-time position
→   Equity awards granted to all full-time employees, as part of a competitive compensation and benefits program
→   Internal career development tools and mentorship programs focused on ongoing education, leadership and internal career mobility
→   Evacuated 200+ team members and their families from Ukraine to Turkey and Poland in February 2022 (immediately prior to Russia’s invasion of Ukraine), while continuing to provide ongoing support

Diversity, Equity and Inclusion (DEI):
→   Wix’s Code of Conduct includes a zero-tolerance policy towards discrimination and harassment
→   U.S. DEI Program led by the DEI Collective, comprised of employees and business leaders, with the goal of building a more diverse, equitable and inclusive Wix community
→   Support for employee resource groups (ERGs), including Rainbow, which is focused on the LGBTQ+ community, and sKinTech, which is focused on the intersection of identity through the lens of cultural, racial, and ethnic backgrounds
→   Leadership forums for Women in Tech and Women in Leadership to provide empowerment and support
→   As of December 31, 2022, approximately:
-          48% of employees are women
-          37% of senior leadership (director level and above representing 182 employees) are women
-          31% of technical professionals are women
-          Over 47% of U.S. employees self-identify as racially/ethnically diverse

→   With oversight by the Compensation Committee, we analyzed compensation equality to identify and address gender-related gaps with the goal of equitable pay for all of our employees

Community Engagement:	→ Outreach programs focused on exposing youth in our communities to computer science and helping individuals looking to enrich their professional skill set
OUR COMPANY
Environmental:
→   LEED GOLD certification of the new Tel Aviv headquarters and campus buildings and consideration of best practices for sustainability and LEED standards, including daylight optimization, energy-efficient lighting, green roofs, leak detection systems, recycling, composting and mass transportation options for ongoing development of our entire campus
→   Consolidated data centers across the U.S. to a focused set of centers in Oregon, thereby helping to reduce our 2023 carbon emissions footprint
→   Reduced our 2022 carbon emissions footprint associated with Amazon Web Services (AWS) by optimizing AWS usage

SHAREHOLDER ENGAGEMENT

Track Record of Responsiveness to Shareholder Feedback

Our Perspective:	Our Strategy:
We believe that shareholder feedback is a key input to Board and Committee discussions and helps inform our decision-making process.  As such, we are committed to maintaining regular dialog with our shareholders

Members of our Board and management participate in discussions with shareholders to better understand their perspectives on capital management, dilution, executive compensation and corporate governance

Management leads twice- yearly “listening tours” with top shareholders with the specific objective of hearing feedback about suggested areas of improvement, business initiatives and investor communications

Quarterly earnings calls, investor conference meetings and roadshows, and investor and analyst days provide management’s view of the Company’s progress versus its goals and give shareholders the opportunity to ask questions

In 2022 and 2023:

The Company offered engagement with active institutional shareholders holding approximately 85% of outstanding shares held by active institutional investors[4]	The Company engaged in discussions with active institutional shareholders holding approximately 82% of outstanding shares held by active institutional investors[4]	Directors engaged in discussions with active institutional shareholders holding approximately 66% of outstanding shares held by active institutional investors[4]

We regularly communicate with shareholders to better understand their perspectives and expectations regarding capital management, dilution, executive compensation and corporate governance.  Members of our Board and management participate in communications with our largest shareholders on these topics in an effort to ensure that our compensation practices and philosophy are aligned with our shareholders’ best interests.

Shareholder feedback is a key input for Board and committee discussions and helps inform our decision-making process. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences, in-person and virtual investor meetings and investor and analyst days.  Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Since 2021, members of our management led twice-yearly “listening tours” with several of our major shareholders to obtain their input.  These “listening tours” provided our management with a strong feedback mechanism that led to multiple initiatives including additional communications to investors in quarterly earnings calls and at analyst and investor days, as well as discussions with the Board regarding capital allocation.

In the second half of 2023, we dedicated time to engage with our shareholders to solicit feedback on executive compensation matters.  Members of our management team and Board engaged with institutional shareholders representing approximately 43%4 of our ordinary shares (held by institutional investors) during this time.  These engagements helped us refine the executive compensation proposals in this proxy statement, as well as other initiatives to ensure alignment with the priorities of our shareholders.

4 As of June 30, 2023

EFFECTIVE DILUTION MANAGEMENT

Under the supervision of the Board, the Company exercises a disciplined approach to manage the long-term dilutive effects of its equity incentive grants.  The Company’s management and Board remain committed to responsible management of the Company’s dilution posture and continue to take significant measures to reduce dilution, while balancing the Company’s need to hire and retain talented employees and executives, who are the drivers of the Company’s success.

We have implemented several effective measures (outlined below) that have successfully reduced our Dilution, from 17.12% as of December 31, 2018 to 9.81% as of September 27, 2023.

We calculate Dilution using the following formula5: (A + B - C) / (A + B - C + D + E), where as of September 27, 2023:

(A)	Allocated Equity = 7,596,592 allocated but unexercised options and unvested RSUs/PSUs

(B)	Unallocated Equity =71,423 ordinary shares available for grant under existing plan(s)

(C)	Net Exercise Adjustments = 959,036 options presumed to be canceled due to net exercise[6]

(D)	Treasury Shares = 4,532,215

(E)	Total Shares Outstanding = 57,161,088

External third parties may refer to “Simple Dilution”, which is the above formula without the deduction of item C and the addition of item D.  By not accounting for item D, the Simple Dilution formula penalizes the Company for share buybacks, as total shares outstanding is reduced, which causes the Simple Dilution result to be higher.  In addition, by not accounting for item C, the Simple Dilution calculation overstates dilution by disregarding the cancellation of options under the net exercise mechanism employed by Wix, despite the fact that, at all share price levels, a certain amount of ordinary shares will always be canceled and eliminated from the equity pool.  It is important to note that approximately 30.69% of the dilutive shares comprising the 11.83% Simple Dilution as of September 27, 2023, correspond to vested options held for four years or more by certain Company employees. Nevertheless, we are committed to our goal to reduce Simple Dilution to below 10%.

Dilution has declined over the past few years as illustrated below, due to our ongoing close monitoring of dilution and responsible share capital management.

5   Beginning this year we adjusted our formula to calculate dilution more conservatively by eliminating any assumptions about the cancelation of out-of-the money options. In our current Dilution formula, all out-of-the money options remain in the Allocated Equity.  In addition, in the past we had not added back treasury shares to our dilution calculation as our repurchase activity was immaterial.
[6]	Net exercise is applied using the closing share price of $88.67 on September 27, 2023.

Net Exercise of Options Generates Significant Reduction in Dilution

The net exercise of options is a key component of our dilution reduction strategy.  Pursuant to the net exercise mechanism, rather than the company issuing the full number of ordinary shares underlying eligible exercised options, the company only issues the number of ordinary shares equal to the calculated gain resulting from the exercise of such options and cancels the remaining number of ordinary shares underlying the options, thereby decreasing the dilutive effect of the options. Since we implemented the net exercise mechanism in June 2018, 24.3% of all eligible exercised options have been canceled, reflecting 460,721 ordinary shares that would have otherwise been issued.  The net exercise effect has had, and is expected to continue to have, a significant positive impact on dilution.

Application of Net Exercise Mechanism

At the closing share price of $88.67 on September 27, 2023, 959,036 options of our total Allocated Equity would be canceled using the net exercise mechanism, assuming all eligible in-the-money options are exercised. Removing these canceled options from the Allocated Equity, Simple Dilution as calculated by external third parties would be reduced by 1.33%.

Neutralizing the Negative Impact of Share Repurchase Activity on Simple Dilution

In August 2021 and from November 2022 through May 2023, the Company repurchased $500 million in ordinary shares, or an aggregate of 4,532,215 ordinary shares, which offsets almost all equity units granted throughout that same time period.

While share repurchase activity enhances shareholder value, it also has a countervailing effect as it reduces total shares outstanding and thus mathematically increases Simple Dilution, as calculated by external third parties.

Neutralizing the impact of share repurchase activity in 2021 through 2023 by adding the 4,532,215 treasury shares back to total shares outstanding, Simple Dilution after applying the net exercise mechanism, as of September 27, 2023 would be further reduced by 0.69%.

Simple Dilution (as calculated by proxy advisors)	11.83%
(Less) Reduction due to Net Exercise of Options	(1.33)%
(Less) Reduction due to Neutralizing Share Repurchases	(0.69)%
= Dilution	9.81%

Dilution Reduction Measures

The Compensation Committee has overseen the implementation of multiple, effective actions that demonstrate our commitment to reducing overall potential dilution to shareholders.  The actions are as follows:

Action	Detail	Impact
Transition equity compensation away from options to RSUs and PSUs
Since 2015, we have gradually shifted from granting only options to all of our employees to granting only RSUs to most of our employees

In 2022, we began granting only RSUs to non-executive directors and non-management leadership groups that historically received a mix of options and RSUs

In 2023, we began granting a mix of PSUs and RSUs to our management team, which historically received a mix of options and RSUs

Per Proposal No. 2 below, subject to shareholder approval, we propose to grant our CEO an equity compensation package comprised primarily of PSUs (75%) instead of entirely options, as was approved in the prior CEO compensation plan

RSUs require fewer ordinary shares than options (which are typically granted at a ratio of 2-3 options per 1 RSU), while still providing retentive value and building employee ownership

Since the beginning of 2023, RSUs and PSUs comprise 100% of the equity awards granted to all employees and non-executive directors - only 25% of the proposed equity award of our CEO is comprised of options

Adoption of Net Exercise of Options
Since June 2018, the Company only issues ordinary shares reflecting the gain from eligible option exercises – rather than the full amount of ordinary shares

More importantly, the unissued ordinary shares are canceled and not returned to the equity pool
Net exercise limits dilution by canceling a portion of the ordinary shares underlying eligible option exercises
Cancellation of Unallocated Equity Pool
We canceled large portions of our unallocated equity pool:
In June 2019, we canceled 1.6 million ordinary shares

In October 2022, we canceled an additional 3.4 million ordinary shares

In September 2023, we canceled an additional 1.7 million ordinary shares
Simple Dilution reductions as a % of total share capital were as follows (measured as of the date of unallocated equity cancelation): June 2019: ~2.1% October 2022: ~4.3% September 2023: ~2.2%
Implementation of value-neutral Options Exchange Program
In December 2022, shareholders approved an option exchange program for 79 non-director and non-executive employees

Under this plan, these select employees were given the opportunity to exchange their significantly out-of-the-money options with either a smaller number of options with revised exercise prices or a smaller number of RSUs
Simple Dilution immediate reduction of 0.53% on the exchange program effective date Improved the effectiveness of intended incentive and retentive value of awards to retain top talent

Wix Compares Favorably to Peers

Even using the Simple Dilution calculation, Wix compares very favorably to its Peer Group, ranking at the 16th percentile, based on publicly available data as of December 31, 2022.

Reduction in Burn Rate

We expect a burn rate of ~3.0% in 2023, reflecting a total number of ordinary shares underlying equity grants expected to be granted in 2023 of 1,769,145 and total ordinary shares outstanding of approximately 57,641,539.  This low expectation for burn rate places us at the 21st percentile among our Peers and demonstrates our success in reducing dilution and its corresponding effect on burn rate, which stood at 4.8% in 2022.

GENERAL INFORMATION

The Meeting will be held on November 6, 2023 at 1:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Wix ordinary shares, beginning September 29, 2023.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on October 4, 2023.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on October 4, 2023, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company and Adding an Item to the Agenda), 5760-2000, and our Articles of Association.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999 (the “Companies Law”), is October 6, 2023.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.wix.com/ or at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025 upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our principal executive offices, at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025 in either case, no later than 11:59 p.m. EDT on November 5, 2023 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

Quorum and Adjournment

On September 15, 2023, we had a total of 57,147,042 ordinary shares outstanding.  Each ordinary share outstanding as of the close of business on October 4, 2023, the record date, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they jointly hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of Proposals Nos. 1, 2, 3 and 4.  In addition, a special majority vote will be required for the approval of Proposals Nos. 2 and 3.  In order to approve each of Proposals Nos. 2 and 3, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the Proposal must not represent more than 2% of our outstanding ordinary shares.

In the enclosed form of proxy card or voting instruction form you will be requested to indicate whether or not you are a controlling shareholder or have a personal interest with respect to Proposals Nos. 2 and/or 3.  In order to provide for proper counting of shareholder votes, you must confirm that you are not a controlling shareholder and do not have a personal interest with respect to Proposals 2 and/or 3 by marking “YES” on the proxy card or voting instruction form (or in your electronic submission), for your vote to be counted for purposes of the special majority.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.  Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

HOW YOU CAN VOTE

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Equinity Trust Company of New York, New York, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting.  Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on November 5, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on October 4, 2023.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 4, 2023, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

A shareholder of record may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025 Attn: Naama Kaenan, Corporate Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chair of the Meeting; (iii) by signing and returning a proxy card with a later date, provided that the later proxy is received by the Company at our principal executive offices, at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on November 5, 2023; or (iv) by attending and voting in person at the Meeting.  Attendance at the Meeting will not by itself constitute revocation of a proxy.

If you hold ordinary shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning October 9, 2023.  Certain officers, directors, employees and agents of Wix may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.wix.com/.  The contents of that website are not incorporated by reference into this proxy statement.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us and (ii) all of our directors and executive officers as a group, as of September 15, 2023.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
All executive officers and directors as a group (14 persons) (3)	4,272,417	7.18%

Principal Shareholders
Baillie Gifford & Co (4)	8,046,560	14.1%
Starboard Value LP (5)	3,735,000	6.5%

(1)
Beneficial ownership is determined in accordance with SEC rules.  Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.  Accordingly, ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 57,147,042 ordinary shares outstanding as of September 15, 2023.  Ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Consists of (i) 1,920,305 ordinary shares directly or beneficially owned by Wix’s directors and executive officers, (ii) 2,335,452 ordinary shares underlying options beneficially owned by Wix’s directors and executive officers that are currently exercisable or exercisable within 60 days of the date of this table and (iii) 16,660 ordinary shares underlying RSUs beneficially owned by Wix’s directors and executive officers that are subject to vesting conditions expected to occur within 60 days of the date of this table.

(4)
This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on January 25, 2023.  The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.  Pursuant to the Schedule 13G/A, BGC has sole voting power over 5,978,169 ordinary shares and sole dispositive power over 8,046,560 ordinary shares.  Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.  Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a U.S. registered investment company sub-advised by Baillie Gifford Overseas Limited.

(5)
This information is based upon a Schedule 13D/A filed by Starboard Value LP with the SEC on June 20, 2023. According to this Schedule 13D/A, Starboard Value LP, as the investment manager of Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”), Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd (“Starboard X Master”), Starboard Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP LP and a certain managed account (the “Starboard Value LP Account”), may be deemed the beneficial owner of (i) 2,270,054 ordinary shares owned by Starboard V&O Fund, (ii) 264,969 ordinary shares owned by Starboard S LLC, (iii) 195,412 ordinary shares owned by Starboard C LP, (iv) 109,399 ordinary shares owned by Starboard L Master, (v) 503,459 ordinary shares owned by Starboard X Master and (vi) 391,707 ordinary shares held in the Starboard Value LP Account. Jeffrey C. Smith and Peter A. Feld, as members of the management committee of the general partner of Starboard Value LP, may each be deemed to share beneficial ownership of the securities beneficially owned by Starboard Value LP. The address of each of the entities listed in this footnote and of Jeffrey C. Smith and Peter A. Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.

Compensation of Executive Officers

For information concerning the annual compensation earned during 2022 by our five most highly compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 30, 2023, a copy of which is available on our website at https://investors.wix.com/.

PROPOSAL NO. 1 – PROPOSAL TO RE-ELECT THREE DIRECTORS

Background

Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:

✓	The Class I directors are Deirdre Bigley, Allon Bloch and Ferran Soriano, and their terms expire at this Meeting;

✓	The Class II directors are Francesco de Mojana, Ron Gutler and Gavin Patterson, and their terms expire at our annual general meeting of shareholders to be held in 2024; and

✓	The Class III directors are Avishai Abrahami, Diane Greene and Mark Tluszcz, and their terms expire at our annual general meeting of shareholders to be held in 2025.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

You are being asked to re-elect Deirdre Bigley, Allon Bloch and Ferran Soriano.  Each of Ms. Bigley, Mr. Bloch and Mr. Soriano qualifies as an independent director under Nasdaq independence requirements.

If re-elected at the Meeting, each of Ms. Bigley, Mr. Bloch and Mr. Soriano will serve until the 2026 annual general meeting of shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Ms. Bigley, Mr. Bloch, and Mr. Soriano has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Wix, taking into account the size and special needs of Wix.

During 2022, each of the directors standing for re-election at the Meeting attended more than 75% of our Board meetings and the committee meetings of which they are members.

The NCG recommended that each of Ms. Bigley, Mr. Bloch and Mr. Soriano be re-elected at the Meeting as a Class I director for a term to expire at the 2026 annual general meeting of shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.  Our Board approved this recommendation.

Biographical information concerning Ms. Bigley, Mr. Bloch, and Mr. Soriano, the nominees for re-election as directors at this Meeting, and for each of the other directors is set forth below.

Class I Directors:

Deirdre Bigley Independent Director Age: 59 Director Since 2017 Board Committees: Audit Committee Compensation Committee NCG Committee
Qualifications and Expertise Provided to the Board
Ms. Bigley has over three decades of senior leadership experience in global marketing and branding in large, complex organizations.  Her expertise strengthens the Board’s oversight of the Company’s business strategy, particularly as it pertains to its marketing and branding of new products to a global audience.

Experience

Bloomberg, L.P.
✓   Chief Marketing Officer (2014 – 2021)
✓   Head of Marketing Communications (2009 – 2014)

IBM
Positions of increasing responsibility over her 13-year tenure (2002 – 2009), including
✓    Vice President of Worldwide Brand (2008 – 2009)
✓    Vice President of Worldwide Advertising and Interactive (2003 – 2008)

Outside Boards

Public Companies
✓    Director, Taboola.com Ltd. (2021 – Present), a technology platform company that powers recommendations for the open web
✓    Director, Sportradar Group AG (2021 – Present), a global provider of sports betting and sports entertainment products and services
✓    Director, Shutterstock, Inc. (2016 – Present), a global provider of commercial imagery and music

Education

B.A. in English Literature, West Chester University

Allon Bloch Independent Director Age: 53 Director Since 2016
Qualifications and Expertise Provided to the Board
For over twenty years, Mr. Bloch has held executive and advisory roles at high-growth technology companies.  He has been a co-founder of multiple disruptive start-ups, having successfully led them through critical phases of product and market development.  He brings valuable expertise and perspective to the Board as Wix’s business strategy is focused on disruptive product-led growth.

Experience

K Health Inc.
✓   Co-Founder and Chief Executive Officer (2016 – Present) of digital health company

Vroom Inc.
✓    Co-Founder and Chief Executive Officer (2014 – 2016) of this leading online U.S. car retailer

Dolphin Software Ltd. (dba mySupermarket)
✓    Chief Executive Officer (2010 – 2014), of this private online grocery shopping company

Wix.com Ltd.
✓     President, Co-Chief Executive Officer (2008 – 2010)
✓     Director (2008 – 2013), member of audit committee (2018 – 2023)

Greylock Partners
✓     Advisor (2012 – 2015) to Israel and Europe Fund, of this venture capital firm focused on technology start-ups

Jerusalem Venture Partners
✓     Principal and General Partner (2000 – 2007), of this early-stage venture capital firm based in Israel

Outside Boards

Private Companies
✓      Director, K Health Inc. (2016 – Present)
✓      Director, Genoox (2016 – 2019), a genomic data management platform

Education

B.Sc. in Biology, Tel-Aviv University
M.B.A., Columbia University Business School

Ferran Soriano Independent Director Age: 56 Director Since 2020
Qualifications and Expertise Provided to the Board
Over his career Mr. Soriano has transformed small organizations into global commercial successes.  In the five years under his leadership, FC Barcelona more than doubled its sales, returned to profitability and signed a landmark charity deal with UNICEF.  Similarly, when he joined CFG, he began with one football club, Manchester City F.C., and over his tenure, has expanded into total or partial ownership of 13 football clubs all over the world.  His experience strengthens the Board’s oversight of management and its ability to drive profitable global growth.

Experience

City Football Group (CFG)
✓    Chief Executive Officer (2012 – Present), of a global leading private owner and operator of football clubs, with total or partial ownership of 13 clubs in major cities across the world

FC Barcelona
✓     Vice Chairman and Chief Executive Officer (2003 – 2008)

Cluster Consulting (a/k/a DiamondCluster)
✓     Co-founder, Partner (1994-2003), of the management consulting firm

Outside Boards

Private Companies
✓     Board Chair, Spanair (2009 – 2012)

Education

B.B.A, M.B.A., ESADE (Barcelona), with related studies at Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium)

Class II Directors:

Ron Gutler Lead Independent Director Age: 65 Director Since 2013 Board Committees: Audit Committee - Chair Compensation Committee - Chair NCG Committee - Chair
Qualifications and Expertise Provided to the Board
Mr. Gutler has significant capital markets expertise and board experience across fast-growing technology companies.  He brings to the Board a deep understanding of financial and accounting matters, as well as risk management expertise and contributes seasoned leadership to the Board and its Committees.

Experience

Blue Border Partners
✓   Co-founder, (2000 – 2002), of the Blue Border Horizon Fund, a global macro fund

Bankers Trust Company (currently part of Deutsche Bank)
✓    Partner, Managing Director (1987 – 1999), where he established and led the Israeli office and headed the Global Emerging Markets Trading and Sales

Outside Boards

Public Companies
✓    Director, WalkMe Ltd. (2020 – Present), a software company offering a Digital Adoption Platform
✓    Director, Fiverr International Ltd. (2019 – Present), a global online marketplace for freelance services
✓    Director, CyberArk Software Ltd. (2014 – Present), an identity security company
✓    Board Chair, NICE Systems Ltd. (2002 – 2013), a global company specializing in contact center software, artificial intelligence and digital and workforce engagement management solutions

Private Companies
✓     Board Chair, G.J.E. 121 Promoting Investment Ltd. (2000 – 2011), a real estate company

Education

B.A. in Economics and International Relations and M.B.A., Hebrew University in Jerusalem

Francesco de Mojana Independent Director Age: 54 Director Since March 2023 Board Committees: Audit Committee
Qualifications and Expertise Provided to the Board
Mr. de Mojana brings over 25 years of experience as both an entrepreneur in the software technology space and investor responsible for numerous private equity investments.  With a strong track record of successfully implementing operating efficiencies that drove margin expansion and profitability, he brings a valuable skill set to the Board as the Company focuses on balancing growth with sustained profitability.

Experience

Buono Ventures
✓    Founder, Chief Executive Officer (2019 – Present), of the Italian-based venture capital firm

Permira
✓     Partner (2004 – 2018) of this global private equity firm

Eloft
✓     Co-founder, Chief Operating Officer (2000 – 2002) of this software knowledge management solution company later sold to Telefonica Group

McKinsey & Company
✓     Management consultant (1997 – 2000)

Education

B.A. in International Economics, Università Bocconi (Milan)
M.B.A., Columbia University Business School

Gavin Patterson Independent Director Age: 56 Director Since March 2023 Board Committees: Compensation Committee
Qualifications and Expertise Provided to the Board
Mr. Patterson has decades of extensive operating experience across software, media, telecommunications and technology.  He has a proven track record of expanding and scaling up business both in leadership roles at Salesforce and at BT Group, where he led the rollout of the UK’s national fiber network, led the £15 billion acquisition of the UK’s biggest mobile provider, EE, launched the sports broadcasting channel, BT Sport, and expanded BT’s cyber security practice.  His vast experience will help to oversee and guide the management team as the Company continues to grow.

Experience

Salesforce.com
✓    President and Chief Strategy Officer (Aug 2022 – Jan 2023)
✓    President and Chief Revenue Officer (2020 – 2022)
✓    Chairman Europe, Middle East and Africa (2019 – 2020)

BT Group plc
✓     Group Chief Executive (2013 – 2019), of one of the UK’s largest telecommunications and network providers
✓     Executive Director, BT Retail CEO (2008 – 2013)
✓     Group Managing Director, Consumer and Chief Marketing Officer (2004 – 2008)

Outside Boards

Public Companies
✓      Board Chair, Elixirr Consulting (2019 – Present), an AIM-listed business consulting firm
✓      Director, BT Group plc (2013-2019)

Private Companies
✓      Director, Mobileum (2022 – Present), a leading provider of analytics solutions for the telecom industry
✓      Director, Fractal Analytics (2019 – Present), a provider of artificial intelligence and advanced analytics

Other

✓      Chair, Business in the Community (2020 – Present), a UK non-profit
✓      Member, Governing Council of The London School of Economics

Education

MEng in Chemical Engineering, Cambridge University

Class III Directors:

Mark Tluszcz Independent Board Chair Age: 57 Director Since 2010
Qualifications and Expertise Provided to the Board
Mr. Tluszcz has more than 20 years of experience in the stewardship of successful early-stage investments in the technology sector, such as Skype and Wix.  He provides the Board with the expertise to help ensure capital is allocated to areas of the business with the highest growth and profit potential, and that Wix maintains the talent and culture necessary to create and scale innovative technology solutions.

Experience

Mangrove Capital Partners
✓    Co-founder and CEO (2000 – Present) of a venture capital firm focused on early-stage investments in technology companies

Outside Boards

Private Companies
✓      Director, JobToday S.A. (2015 – Present)
✓      Director & Board Chair, K Health Inc. (2017 – Present)
✓      Director, TBOL Limited (2017 – Present)
✓      Director, Red Points Solutions, S.L. (2019 – Present)

Other

✓       Named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology
✓       Named by PaperJam Magazine as one of the 100 most influential persons in Luxembourg in 2012, 2014 and 2022

Education

B.A. with honors, Eckerd College

Avishai Abrahami Co-founder, CEO and Director Age: 52 Director Since 2006
Qualifications and Expertise Provided to the Board
As co-founder of Wix, Mr. Abrahami has significant institutional knowledge of its operations over his 17 years as a Chief Executive Officer.  In addition, he has co-founded other software companies, where he has developed, scaled and brought innovative solutions to market.  His broad experience helps the Board provide effective oversight of the Company’s business strategy in a fast-evolving software market.

Experience

Wix.com Ltd.
✓      Co-founder, Chief Executive Officer (2006 – Present)
✓      Co-Chief Executive Officer (2006 – 2010)
✓      Board Chair (2013 – 2016), Honorary Chair (2016)

Arel Communications & Software Ltd.
✓      VP of Strategic Alliances (2004 – 2006) of a private Israeli communication technology company

Sphera Corporation
✓       Co-founder, Chief Technology Officer (1998 – 2000) of a private company that develops software for managing data centers
✓       VP of Product Marketing (2000 – 2003)

AIT Ltd.
✓      Co-founder, Chief Technology Officer (1993 – until its sale in 1997) of a private Israeli software company

Outside Boards

Public Companies
✓      Director, Monday.com Ltd. (2012 – Present), a work management and productivity app
✓      Director, SodaStream International Ltd. (2016 – until its sale to PepsiCo Inc. in 2017)
Other

✓      Israeli Defense Forces’ elite computer intelligence unit (1990 – 1992)

Diane B. Greene Independent Director Age: 68 Director Since 2020
Qualifications and Expertise Provided to the Board
Ms. Greene is among the most prominent entrepreneurs in the development of cloud computing, an experienced leader in the enterprise software industry, a distinguished technologist and proven board member of large and complex technology companies.  Her broad experience helps the Board oversee the Company’s management, business strategy, and capital allocation.

Experience

Google LLC
✓    SVP, Chief Executive Officer for Google Cloud (2015 – 2019)

VMware, Inc.
✓     Co-founder, Chief Executive Officer, President (1998 – 2008), through the 2007 IPO of the cloud computing and virtualization software company

EMC Corporation
✓     Executive Vice President (2005 – 2008) of the provider of information infrastructure and virtual infrastructure technologies, solutions and services

VXtreme
✓     Co-founder, Chief Executive Officer (1995 – 1997), until the sale to Microsoft of the video streaming software company

Outside Boards

Public Companies
✓      Director, A.P. Møller – Mærsk A/S (2020 – Present), a Danish shipping and logistics company
✓      Director, SAP SE (2018 – 2020), the market leader in enterprise application software
✓      Director, Alphabet, Inc. (2012 – 2019)
✓      Director, Intuit Inc. (2006 – 2018), a global technology platform specializing in financial software
✓      Director, VMware, Inc. (1998 – 2008)

Private Companies
✓      Director and Compensation Committee Chair, Stripe (2018 – Present)
✓      Board Chair, Massachusetts Institute of Technology Corporation (2020 – 2023) and Life Member of the Corporation

Other

✓      Member, National Academy of Engineering
✓      Co-Chair, School of Engineering Advisory Board, University of California, Berkeley (2018 – Present)

Education

M.S. in Computer Science, University of California, Berkeley
M.S. in Naval Architecture, Massachusetts Institute of Technology
B.A. in Mechanical Engineering and Honorary Doctorate, University of Vermont

Proposal

The shareholders are being asked to re-elect each of Ms. Bigley, Mr. Bloch and Mr. Soriano for a term to expire at the 2026 annual general meeting of shareholders, and until his or her respective successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Deirdre Bigley be re-elected as a Class I director, to serve until the 2026 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Allon Bloch be re-elected as a Class I director, to serve until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Ferran Soriano be re-elected as a Class I director, to serve until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Ms. Bigley, Mr. Bloch and Mr. Soriano as a Class I director for a term to expire at the 2026 annual general meeting of shareholders, as described in this Proposal No. 1.

PROPOSAL NO. 2 – PROPOSAL TO APPROVE THE COMPENSATION OF THE COMPANY’S CHIEF EXECUTIVE OFFICER

Our shareholders are being asked to approve a binding proposal pertaining to the terms of compensation for our CEO, Avishai Abrahami, as detailed below (the “Compensation Package”).

Avishai Abrahami is the Co-founder, CEO, and a director of the Company, and his significant contributions to Wix since its inception have been key to Wix’s sustained growth and long-term success.  Further details on Mr. Abrahami’s background are set forth in Proposal No. 1.

Background and Timeline

At our 2019 annual general meeting, the last time shareholders were asked to approve CEO compensation, the binding vote on the CEO’s equity compensation was approved by ~98% of votes cast, thereby approving our CEO’s compensation plan for a term of three years, which expired at the end of fiscal year 2022.

In 2022, the last year under the shareholder-approved compensation plan, the CEO voluntarily waived ~28% of his annual equity award to align with the Company’s overall reduction in equity grants as part of Company-wide cost reduction initiatives.

In 2023, our CEO voluntarily waived his salary to levels comparable to minimum wage under Israeli law and requested not to seek approval of an equity grant for 2023.

The Board and Compensation Committee believe that the proposed Compensation Package is necessary to retain and appropriately incentivize the CEO to continue to lead the execution of our strategic plan.  Therefore, shareholders are now being asked to approve the terms of the CEO’s new Compensation Package for the performance period commencing on January 1, 2024 and ending on December 31, 2026.

Approval Requirements under Israeli Law

The Companies Law provides that the compensation of our CEO requires the approval of the Compensation Committee, the Board and our shareholders, in that order.  This includes changes in cash compensation as well as compensation in the form of equity awards.  The Compensation Package for Mr. Abrahami was approved and recommended by our Compensation Committee and Board in September 2023, and also requires a special majority approval of our shareholders at the Meeting.  See “Vote Required for Approval of Each of the Proposals” above for more details.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” vote found in proxy statements for U.S. domestic companies.  Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the Compensation Committee and Board override the shareholders’ decision to oppose the proposed compensation.

Executive Compensation Philosophy

Our Compensation Committee and Board have carefully structured our executive compensation program and Compensation Policy to attract, motivate and retain our key executive officers who drive our success, including our CEO.  Our executive compensation program is designed in line with our Executive Compensation Philosophy:

✔ Pay for performance culture	✔ Focus on long term value creation	✔ Align compensation with shareholders’ interests
✔ Benchmark against the most appropriate peers	✔ Balance employee retention incentives while mitigating dilution	✔ Retain high-caliber executives

These compensation philosophy objectives are founded in our commitment to:

➔   Appropriately incentivize, reward and retain highly qualified executives
➔   Ensure that the interests of the executives are closely aligned with the interests of Wix’s long-term shareholders and emphasize equity-based pay and long-term incentives, so that executives have an interest in Wix’s sustained growth and success
➔   Motivate executives to achieve results with integrity and fairness, without encouraging excessive risk taking
➔   Support a performance culture that is based on merit, differentiates and rewards excellent performance, both in the short and long term, while recognizing Wix’s company values; and
➔   Balance rewards for both short and long term results to ensure sustained business performance over time

Independent Compensation Advisor

The Compensation Committee directly engaged the services of Radford, a business unit of Aon plc (“Radford”), a leading global provider of consulting services relating to human capital and compensation, to ensure that the Company’s compensation practices are aligned with, and competitive relative to, market practices.  Radford reported directly to the Compensation Committee and the Compensation Committee determined Radford to be independent.

Peer Group

Our peer group is customarily made up of between 15 to 20 companies that are most comparable to the Company on a range of criteria, including industry (mainly software-as-a-services companies), revenue, market capitalization, number of employees and rate of growth.  Our peer group was developed with the advice and assistance of Radford and is reviewed and re-assessed periodically by our Compensation Committee based on Radford’s reports and recommendations.

As a result of this review, and in response to shareholder feedback, the Compensation Committee directed Radford to reassess the criteria for companies to be included in our peer group in an effort to better position and benchmark ourselves to the appropriate grouping.  Based on the reassessed criteria, the Compensation Committee constructed a new peer group replacing eight companies having relatively higher market caps with eight new companies that are closer in revenue and market cap to the Company.  The Company’s current peer group, which consists of 19 companies, is listed in Annex A (the “Peer Group”).  We rank approximately at the 69th percentile in terms of revenue amongst our Peer Group and are approximately at the 50th percentile in terms of market cap as of July 2023.  As part of its methodology to perform comprehensive market benchmarking for executive compensation purposes, the Compensation Committee customarily considers Peer Group data alongside data of comparable companies in the broader industry.

Key Components of the Proposed Chief Executive Officer Compensation Package

Our Compensation Committee, in consultation with Radford, designed a new Compensation Package for Mr. Abrahami, for the three-year period between January 1, 2024 and December 31, 2026 (the “Term”), with the objective of continuing to align Mr. Abrahami’s compensation with shareholder interests and the creation of long-term Company value.

Our Compensation Committee and the Board believe that a three-year Compensation Package is necessary to continue the long-term relationship with Mr. Abrahami as the Company’s CEO.  A three-year Compensation Package will help provide the Company and its shareholders with stability, visibility and certainty in retaining the CEO, and is in line with the Company’s compensation philosophy, which aims to incentivize our executives to help ensure long-term retention.

The following is a summary of the key terms of the new proposed Compensation Package:

Cash Compensation

Base Salary
Key Terms: Shareholders are asked to approve an increase of Mr. Abrahami’s base salary to NIS 150,000 per month (i.e., approximately $468,000 annually, based on current exchange rates7) during the Term (the “Base Salary”).
➔   The proposed increase aligns with the 25th percentile of CEO salaries in our Peer Group.
➔    For the last decade, Mr. Abrahami has received a base salary of NIS 77,300 per month (i.e., approximately $240,000 annually, based on current exchange rates7), which was significantly below the 25th percentile of CEOs in our Peer Group.
➔    The proposed salary increase is intended to provide appropriate non-variable pay after a decade of relatively low base salary.
➔    In 2023, Mr. Abrahami waived his salary to levels comparable to minimum wage under Israeli law.

In addition, Mr. Abrahami will continue to be entitled to benefits that are generally available to our executive team consistent with our Compensation Policy for Executives.

7          USD/NIS Exchange Rate: USD 1 = NIS 3.84, as of September 27, 2023

Key Differences between Proposed Cash Compensation Package and Prior CEO Cash Compensation

Pay Element	Prior CEO Compensation	Proposed Compensation Package	Features and Compensation Committee Rationale
Annual Base Salary	NIS 77,300 per month (i.e., approximately $240,000 annually, based on current exchange rates8)	NIS 150,000 per month (i.e., approximately $468,000 annually, based on current exchange rates8)
➔  Proposed base salary benchmarked at 25th percentile of CEO salaries in Peer Group

➔   CEO base salary has remained unchanged since 2013 IPO (other than in 2023 for which he waived his salary to levels comparable to minimum wage)

Equity Award Plan (LTI)

Following internal research and analysis, and consultation with Radford, our Compensation Committee and Board have approved, and recommended that shareholders approve, the following equity award plan for our CEO during the Term (the “Equity Plan”):

Key Terms	Highlights
Annual Grant
✓   During or around the first quarter Board meeting of each fiscal year (the “Date of Grant”) within the Term, Mr. Abrahami will be granted, subject to Compensation Committee and Board approval, with an annual equity award (the “Annual Grant”).

Equity Mix
In response to shareholder feedback to incorporate performance based equity, as well as limit dilution, the Compensation Committee designed the equity component of the Compensation Package to include:

✓    75% of Annual Grant in PSUs based on target achievement (“PSU Annual Grant”).

✓    25% of Annual Grant in stock options (“Option Annual Grant”).

✓    The Options and the PSUs will be granted pursuant to the Company’s 2013 Incentive Compensation Plan, as amended, or any successor equity incentive plan adopted by the Company (the “Plan”).

PSU Annual Grant Value
✓   The average annual expense to be recorded in our financial statements in each of the four-year vesting periods of a PSU Annual Grant, will be $2.0625 million (assuming full vesting and attainment of the PSU Target) (the “PSU Annual Grant Value”).

✓    The number of PSUs that will be granted per each PSU Annual Grant will be determined based on the closing trading price of our ordinary shares on the Date of Grant (or the preceding trading day if the Date of Grant is not a trading day).

✓    None of the PSU Annual Grant Value will be earned unless a minimum target threshold is achieved (as further detailed below).

✓    The Board will have no discretion to increase the PSU Annual Grant Value.

8          USD/NIS Exchange Rate: USD 1 = NIS 3.84, as of September 27, 2023

PSU Performance Criteria
✓    All PSUs will be subject to the Company achieving a key performance indicator (“KPI”) target aligned with the commitments made to shareholders in August 2023 under its Three-Year Plan.

✓    In accordance with our Three-Year Plan, the KPI target will comprise of the sum of (i) the year-over-year revenue growth for such year and (ii) the free cash flow as a percentage of the Company’s revenue (the “PSU Target”).

PSU Target
✓    The PSU Target will be set by the Board for each Annual Grant, by the end of the first quarter of each year during the Term, for the performance of that year (the “Performance Year”).

✓    The PSU Target will not be set at a number less than the most recent guidance publicly disclosed by the Company for such period.

✓    The Board will determine, by the end of the first quarter of each year following a Performance Year, whether and to what extent the PSU Target was achieved based on the PSU Achievement Mechanism below.

PSU Achievement Mechanism	PSU Target Achievement	PSUs Earned as a % of PSU Annual Grant	Outcome
	< 80% of target	0% PSUs are earned	All PSUs are forfeited and canceled
	80% of target	25% of PSUs are earned	75% of granted PSUs are canceled
	between 80% - 100% of target	between 25%-100% of PSUs will be earned, calculated on a linear sliding scale (i.e., 3.75% of the PSUs will be earned for each 1% above the 80% threshold)
For example, if 90% of the PSU Target is attained, 62.5% of the PSUs granted will be earned (comprised of 25% of the PSU Annual Grant, and another 37.5% of the PSU Annual Grant Value, will be granted for the portion of achievement over the 80% threshold) (i.e., 25% + 3.75%*(100-90))

	100% of target	100% of PSUs are earned	100% of PSUs are earned
between 100% - 120% of target
100% of PSUs are earned and additional PSUs will be granted up to a value equal to 100% of the PSU Annual Grant Value, calculated on a linear sliding scale (i.e., 5% of the PSU Annual Grant Value for each 1% above the 100% threshold)

For example, if 107% of the PSU Target is attained, 100%  of the PSUs underlying the PSU Annual Grant will be earned, and additional PSUs will be granted at a value that equals 35% of the PSU Annual Grant Value, for the overachievement portion

See “Overachievement PSUs” below for more details

	120% of target	200% of the PSU Annual Grant Value will be earned	Earned PSUs will equal 2x PSU Annual Grant Value
	>120% of target	200% of the PSU Annual Grant Value will be earned	Earned PSUs capped at 2x PSU Annual Grant Value
Overachievement PSUs
✓   Possibility to earn, subject to Compensation Committee and Board approval, a grant of additional PSUs up to a value equal to 100% of the Annual PSU Grant Value, for attainment of over 100% of the PSU Target, in addition to the Annual PSU Grant (the “Overachievement PSUs”).

✓   The Board will determine by the end of the first quarter of each year following a Performance Year whether and to what extent Overachievement PSUs are to be granted based on the level of PSU Target overachievement (the “Overachievement Grant Date”).

✓   The value of the Overachievement PSUs will be calculated on a linear sliding scale between 100% - 120% (i.e., 5% of the PSU Annual Grant Value for each 1% above the 100% threshold) leading to the possibility of a maximum value of Overachievement PSUs capped at the PSU Annual Grant Value (“Overachievement Value”).

✓   The number of Overachievement PSUs to be granted will be calculated by dividing the Overachievement Value by the fair market value of our ordinary shares on the Overachievement Grant Date.

Treatment of PSUs Upon a Change of Control
A “Change of Control” event (as defined in the Plan) during the Term would result in all granted PSUs being deemed earned at the closing of the Change of Control event.  Once earned, the PSUs will remain subject to their regular vesting schedule (including double-trigger acceleration as below).

Reasonable Adjustments of PSU Targets
If any of the below listed events was determined by the Board to have a material impact on the PSU Target during the performance period, the Board shall have the discretion to reasonably adjust (increase or decrease) the PSU Target, to the extent it reasonably determines that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs:

✓   unusual or non-recurring events, such as acquisitions;

✓    material global macroeconomic events; and/or

✓    changes in accounting principles or tax laws.

Option Award
✓    The annual expense to be recorded in our financial statements in each of the four-year vesting periods of an Option Annual Grant, will be $0.6875 million (assuming full vesting)  (the “Option Grant Value”).

✓    The number of Options that will be granted under each Option Annual Grant, will be determined in accordance with the Black-Scholes-Merton value of such Options on each Date of Grant.

✓    Since the Black-Scholes-Merton model is merely a financial model that determines the accounting value of the Option Grant Value, it does not guarantee any actual economic gain.

✓    The exercise price of the Options will be the average closing price of our ordinary shares during the 30 trading days preceding each applicable Date of Grant.

✓    The Board will have no discretion to increase the Option Grant Value.

✓    The Compensation Committee and Board have no authority to re-price the exercise price of the Options without first obtaining shareholder approval.

Vesting of Equity Awards (Earned PSUs and Options)
Equity awards will vest over four years per the following schedule:

✓    25% of the options and 25% of the earned PSUs will vest on the 12-month anniversary of the respective Dates of Grant (the “First Vesting Date”);

✓    75% of the options and 75% of the earned PSUs shall vest in 12 equal quarterly installments following the First Vesting Date over the subsequent three-year period; and

✓    25% of Overachievement PSUs will vest immediately upon the Overachievement Grant Date, with the remaining 75% vesting in 12 equal quarterly installments as of such Overachievement Grant Date, over the subsequent three-year period.

Vesting Acceleration - “Double Trigger”
✓    The Options and the PSUs will be subject to a “double trigger” full acceleration vesting mechanism in the event of a “Change of Control,” as defined in the Plan.

✓   According to the “double trigger” mechanism, Mr. Abrahami’s Options and PSUs will accelerate in connection with a Change of Control only if his employment is terminated without “Cause” (as defined in the Plan) during the period commencing three months prior to, and ending 18 months following, a Change of Control.

Cap on Units to be Granted
✓   Subject to shareholder approval of Proposal No. 3 below, the amount of Wix ordinary shares underlying grants under all equity awards to the CEO in any calendar year, shall not exceed 0.4% of the issued ordinary shares of the Company, including treasury shares, on the applicable Date of Grant (the “Unit Cap”).

✓    In case the number of units to be granted would exceed the Unit Cap, then the number of units granted will be reduced to equal the Unit Cap.
Consistent with our executive compensation philosophy, the Unit Cap is an effective mechanism in mitigating the potential dilutive effect of the Equity Plan.[9]

[9]
Consistent with Israeli law, each of the components of the Compensation Package conforms to the Company’s Compensation Policy - Executives (the “Compensation Policy”), as proposed to be amended at the Meeting and described in Proposal No. 3 below.  In the event that Proposal No. 3 is not approved by the requisite majority of shareholders, the equity grant portion of the Compensation Package may exceed the limitations of our currently effective Compensation Policy.  In such case, the Companies Law allows the Board, Compensation Committee, and shareholders to approve this Proposal No. 2, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and considering various items stipulated by the Companies Law.  Our Board and Compensation Committee have made such a determination given the special circumstances, the significant value provided by the Compensation Package and the importance in providing adequate retention to the CEO.

Key Differences between Prior Option Award Plan and Proposed Equity Award Plan

Key Terms	Prior Option Award Plan	Proposed Equity Award Plan	Features and Compensation Committee Rationale
Equity Award Types	✓ 100% Stock Options	✓ 75% PSUs ✓ 25% Stock Options
✓   PSUs added to align with shareholder interests

✓    PSU grants limit dilution to shareholders

✓    If target thresholds are not met, no PSUs are earned

✓   Option grant ensures that CEO earns value only to the extent incremental shareholder value is created

Equity Award Timing	Three annual grants	Three annual grants	No change from prior plan
Annual Equity Award Value as expensed in our financial statements	Fixed number of Options granted per year (141,038), calculated based on a one-time conversion of $2.26 million in annual equity expenses per each year of four-year vesting	Average of $2.0625 million in annual expenses relating to the PSU Annual Grant and $0.6875 million in annual expenses related to the Option Annual Grant, all per each year of four-year vesting
✓    Proposed equity grant benchmarked at 42nd percentile of CEOs in Peer Group

✓    Prior option award value benchmarked at 75th percentile of CEOs in 2019 Peer Group

✓    Fixed value (as opposed to units) provides better visibility and avoids excessive pay

Annual Number of Units	✓ Fixed number of shares underlying awards, based on first year dollar value converted into share units	✓ Number of units to be granted calculated each year based on fixed dollar value	✓ Annual calculation ensures consistent equity value in future grants and better clarity on CEO compensation scope ✓ Avoids excessive pay in case of sharp increases in share price
Performance Metrics/KPIs	✓ KPI on options (annual revenue target as determined by the Board) ✓ Exercise price of options provides inherent market-based KPI	✓ KPI with multiple metrics apply to PSUs ✓ Exercise price of Options provides inherent market-based KPI	✓ KPIs align with Three-Year Plan
Performance levels for Eligibility to earn PSUs Vesting	✓ Threshold for Options set at 90% of KPI performance - at which point 50% of the award is earned ✓ Options forfeited for failure to meet threshold; cap on maximum earned shares	✓ Threshold for PSUs set at 80% of KPI performance - at which point 25% of the PSU award is earned ✓ PSUs forfeited for failure to meet threshold; cap on maximum earned shares	Performance threshold adjustment in light of multiple KPI metrics underpinning PSU Target
Vesting Provisions	Earned Options vest over four years ✓ 25% vest on first anniversary of grant date ✓ 75% vest ratably in 12 equal tranches over three years	Earned PSUs and Options vest over four years ✓ 25% vest on 12-month anniversary of Date of Grant ✓ 75% vest ratably in 12 equal tranches over three years	No change from prior plan
Unit Grant cap	Number of stock options capped per executive compensation policy	Total number of units granted are capped per executive compensation policy	Limits potential dilution either in the event of decrease in share price, or overachievement of PSU Target
Change in Control (CIC) Vesting provisions	Double trigger required for full acceleration of awards in the event of CIC	Double trigger required for full acceleration of awards in the event of CIC	No change from prior plan
Performance-Linked Equity Earned upon CIC	Options were not deemed to be earned upon a CIC	PSUs deemed to be earned upon closing of CIC event	Aligns executive interests with those of long-term shareholders

Considerations in Setting CEO Compensation

In setting the compensation of our CEO, the Compensation Committee considered, among other things, the following factors:

✓	the significant financial and strategic growth of the Company since 2019, under Mr. Abrahami’s leadership, as more fully described in the “Business Highlights” section above;

✓	the stability and long average tenure of the management team under Mr. Abrahami’s tenure;

✓	Mr. Abrahami’s unique expertise and profound knowledge of the Company and our industry;

✓	feedback from our largest shareholders received during our recent shareholder outreach to ensure that the proposed Compensation Package is aligned with shareholders’ interests;

✓	internal benchmarking analysis, as well as the analysis of compensation awarded to CEOs in our Peer Group and broader market provided by Radford, our independent compensation consultant;

✓
the fact that Mr. Abrahami’s annual base salary of NIS 77,300 per month (i.e., approximately $240,000 annually, based on current exchange rates10) is below the 25th percentile for CEOs within our Peer Group and has remained unchanged for the past 10 years; and

✓	Mr. Abrahami’s request to waive his full salary and for the Company not to seek an equity grant in 2023, and waiver of 28% of his 2022 equity award.

[10]	USD/NIS Exchange Rate: USD 1 = NIS 3.84, as of September 27, 2023

CEO Compensation Design Aligns with Compensation Philosophy

Key Features	Pay for Performance	Long-term value creation	Align Interests	Benchmarked Pay	Manage Dilution	Long-term Retention
96% of target compensation remains “at risk”	✔	✔	✔			✔
75% of LTI award value denominated in PSUs	✔	✔	✔		✔	✔
25% of LTI award value in options	✔	✔	✔			✔
Cash compensation benchmarked at 25th percentile of Peer Group			✔	✔
Equity compensation benchmarked at 42nd percentile of Peer Group	✔	✔	✔	✔		✔
75% of LTI award contingent on Company performance against preset KPIs that align with annual guidance and Three-Year Plan	✔	✔	✔			✔
Base Salary is the only fixed component	✔	✔	✔	✔		✔
No bonuses or salary increases	✔		✔	✔
No Board discretion to adjust quantum of pay or KPI vehicles	✔	✔	✔		✔
Number of PSUs granted remains subject to dilution cap		✔	✔		✔
Cap on annual equity grant value			✔		✔
Three-year compensation agreement and four-year equity vesting ensures strong retentive value		✔	✔			✔

Updates to CEO Compensation in line with Shareholder Feedback

Our Compensation Committee and the Board had continuous discussions on the proposed Compensation Package prior to its approval in September of 2023.  The Company offered engagement with institutional  shareholders owning 62% of outstanding institutional shares and held calls with institutional shareholders owning 43% of outstanding institutional shares to discuss the proposed Compensation Package.  Following this dialogue with shareholders, revisions to the proposed Compensation Package were made in line with the feedback received.  Key actions taken in line with shareholder feedback received are outlined in the table below:

Shareholder Feedback (“What We Heard”)	Our Action (“What We Did”)	Impact of Action (“Why This is Important”)
Strong preference for:
An emphasis on performance-based equity	✓ 75% of LTI awards denominated in PSUs and 25% stock options (previously 100% stock options)	✓ Aligns executive’s interests with those of long-term shareholders ✓ Equity payouts align with incremental shareholder value creation
Emphasis on the majority of overall comp being tied to KPIs and remaining “at risk”	✓ 96% of total CEO target pay is at risk, with payouts contingent on Company performance and shareholder value creation	✓ Rewards for Company performance against preset KPI goals ✓ Payouts align with incremental shareholder value creation
Limiting Board discretion to amend terms of CEO compensation	✓ Fixed base salary, quantum of annual LTI awards, as well as KPIs underpinning the performance incentives	✓ Caps total CEO compensation ✓ Aligns KPIs with annual guidance and Three-Year Plan
Clear disclosure of compensation details and rigor of KPI targets
✓   Included tabular disclosure of components of proposed pay, and comparison of proposed pay to prior compensation

✓   Confirmed that KPI targets underpinning performance incentives remain aligned with (and never below) publicly disclosed targets
✓ Enhances disclosure in line with commitment to increased transparency ✓ Aligns CEO’s interests with those of long-term shareholders and ensures earned PSUs are in line with Company performance
Overall compensation to be more closely aligned with similar-sized peers	✓ Revised Peer Group with companies closer in size and scale ✓ Benchmark cash and equity pay at 36th percentile of 2023 Peer Group	✓ Aligns pay relative to revised Peer Group; median of revised Peer Group aligns with the Company’s market cap and revenue ✓ Balances employee retention with market competitiveness

Proposal

The shareholders are being asked to approve the CEO’s Compensation Package.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the Compensation Package for the CEO, as set forth in Proposal No. 2 of this proxy statement, effective as of the date of the Meeting.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the Compensation Package for Mr. Abrahami, providing a competitive and performance-based compensation package, designed in alignment with data regarding our Peer Group.

The proposed Compensation Package reflects the inherent value Mr. Abrahami brings to our Company, and further links Mr. Abrahami’s compensation to the creation of shareholder value and demonstrates a progressive approach to executive compensation.  If this Proposal No. 2 is not approved at the Meeting, the Board and Compensation Committee believe it could impede our ability to retain a highly qualified CEO and to incentivize him to continue delivering value to our shareholders, thereby potentially posing a material risk to the Company’s medium- and long-term success.

Consistent with Israeli law, each of the components of the Compensation Package conforms to the Company’s Compensation Policy - Executives, as proposed to be amended at the Meeting and described in Proposal No. 3 below.  In the event that Proposal No. 3 is not approved by the requisite majority of shareholders, the Equity Plan may exceed the limitations of our currently effective Compensation Policy.  In such case, the Companies Law allows the Board, Compensation Committee, and shareholders to nevertheless approve this Proposal No. 2 (subject to approval by shareholders as stated herein), provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and considering various items stipulated by the Companies Law.

The Board and our Compensation Committee recommend a vote “For” the amendment of the Compensation Package as described in this Proposal No. 2.

PROPOSAL NO. 3 – PROPOSAL TO AMEND THE COMPENSATION POLICY FOR THE COMPANY’S EXECUTIVES

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as Wix, are required to adopt written compensation policies for their executives and directors, which address certain items prescribed by the Companies Law.  The adoption, amendment and restatement of the compensation policies is to be recommended by the Compensation Committee and approved by the Board and shareholders at least once every three years.

In September 2022, in accordance with such Israeli law requirements, our Compensation Committee reviewed and recommended the Wix.com Ltd. Executive Compensation Policy, and the Wix.com Ltd. Directors Compensation Policy (the “Directors Compensation Policy,” and collectively with the Compensation Policy, the “Compensation Policies”), which address the items prescribed by the Companies Law and certain other recommendations made by the Compensation Committee, and our Board and shareholders subsequently approved the Compensation Policies for a period of three years commencing on June 26, 2023.

The current Compensation Policy includes a cap on the number of equity units that can be granted to an executive in any calendar year, as a function of the Company’s share capital.  According to the current Compensation Policy there are two separate caps, one for options and another for non-options (including RSUs, PSUs and other equity awards without an exercise price).  The current caps stipulate that:

-
with respect to options, the portion of any grant of options to an executive that is scheduled to vest in any year following the grant date, shall not exceed 0.075% of the issued and outstanding share capital of the Company, or 0.1% in the case of the CEO; and

-
with respect to RSUs or other equity awards without an exercise price, the portion of any grant to an executive of RSUs or other equity awards without an exercise price that is scheduled to vest in any year following the grant date, shall not exceed 0.0375% of the issued and outstanding share capital of the Company, or 0.05% in the case of the CEO.

Furthermore, the current Compensation Policy provides that with respect to a grant that combines both types of equity awards (i.e., of options and non-options), the annual grant threshold should be calculated on a pro rata basis, to give effect to the relative portion of each type of equity awards.

Proposed Changes to the Compensation Policy:

In order to adjust to market practice and to simplify the maximum threshold for equity-based compensation in the Compensation Policy, we propose to apply a uniform equity units cap for each Company executive, including the CEO, which will apply to any equity awards granted (whether options, RSUs, PSUs or others) to an executive in a single calendar year.

The proposed equity cap shall not exceed, on the date of grant, 0.4% of the issued ordinary shares of the Company, including treasury shares (intended to neutralize the effects of share repurchases by the Company executed in an effort to create value for shareholders, which would otherwise effectively lower the equity cap).

Note that the proposed CEO Compensation Package as detailed in Proposal No. 2 is already capped at a predetermined and fixed dollar value throughout the Term.

The full text of the updated Compensation Policy is attached to this proxy statement as Annex B.

In making its recommendation, the Compensation Committee considered several factors, including local benchmark data of equity caps.

The Board subsequently approved the proposed revised Compensation Policy and recommended that shareholders approve the adoption of the revised Compensation Policy.  If approved by shareholders, the changes shall become effective on the date of the Meeting.

Proposal

The shareholders are being asked to approve the amendment of the “Maximum Equity-Based Compensation” section of the Compensation Policy, to read as follows:

“Maximum Equity-Based Compensation. Any one or more equity awards granted to an Executive in a single calendar year, shall not exceed 0.4% of the issued ordinary shares of the Company, including treasury shares, on the date of grant.”

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve an amendment to the Compensation Policy, in the form attached as Annex B hereto, as set forth in Proposal No. 3 of this proxy statement, effective as of the date of the Meeting.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment of the Compensation Policy, as described in this Proposal No. 3.

PROPOSAL NO. 4 – PROPOSAL TO RATIFY THE APPOINTMENT & COMPENSATION OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF OUR 2022 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board have appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2021	2022
	(in USD thousands)
Audit fees (1)	1,005	906
Audit-related fees (2)	200	36
Tax fees (3)	267	297
Total	1,472	1,239

(1)
“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)	“Tax fees” includes fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2022 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2022, including our 2022 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at http://investors.wix.com/.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our Audit Committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 2014.

When Proposal No. 4 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders, as described in this Proposal No. 4.

Other Business

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

Shareholder Proposals For 2024 Annual General Meeting Of Shareholders

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2024 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936025, Attn: Corporate Secretary, and must otherwise comply with the requirements of the Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than August 8, 2024); provided that if the date of the 2024 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2024 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2024 will include (1) the election (or re-election) of Class II directors; (2) the ratification of the appointment (or reappointment) and compensation of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2023 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2024 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

Additional Information

The Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.wix.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers.  The Company fulfills these requirements by filing reports with the SEC.  The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors, MARK TLUSZCZ Chair of the Board of Directors

Dated: September 29, 2023

ANNEX A

Wix.com Ltd. – Peer Group

1.	CyberArk Software Ltd.

2.	DocuSign, Inc.

3.	Fiverr International Ltd.

4.	Guidewire Software, Inc.

5.	Okta, Inc.

6.	Paylocity Holding Corporation

7.	RingCentral, Inc.

8.	Squarespace, Inc.

9.	Twilio Inc.

10.	Smartsheet Inc.

11.	Tenable Holdings, Inc.

12.	Lightspeed Commerce Inc.

13.	Box, Inc.

14.	Alteryx, Inc.

15.	Godaddy Inc.

16.	New Relic, Inc.

17.	Varonis Systems, Inc.

18.	LegalZoom.com, Inc.

19.	Teradata Corporation

ANNEX B

Wix.com Ltd. Compensation Policy – Executives

Compensation Policy – Executives

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix” or the “Company”) Compensation Policy – Executives (the “Policy”) is to describe Wix’s overall compensation strategy for its office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) other than non-employee directors (the “Executives”), and to provide guidelines for setting the compensation of its Executives.  The Policy is adopted in accordance with the requirements of the Companies Law.

This Policy applies to compensation agreements and arrangements with Executives that are adopted after the effective date of this Policy.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Executives or employees or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the applicable composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives, with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in Wix’s industry and jurisdictions of operation.

In support of this goal, Wix’s executive compensation practices are designed to meet the following objectives:

●	compete for, attract, retain, reward and motivate highly qualified Executives;
●
ensure that the interests of the Executives are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Wix’s sustained growth and success;

●	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;
●	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short- and long-term, and recognizes Wix’s company values; and
●	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting the compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

●	the education, qualifications, professional experience, seniority and accomplishments of the Executive;
●	the Executive’s position, responsibilities and prior compensation arrangements;
●	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated executives;
●	the Executive’s expected contribution to Wix’s future growth, profitability and stability;
●	the degree of responsibility imposed on the Executive;
●	the need to retain Executives who have relevant skills, know-how or unique expertise;
●	accounting and tax considerations and implications;
●
the relation between the employment terms of the Executive and the average and median salary of Wix’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation would have an effect on employee relations; and

●	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data, framing the appropriate parameters to be considered, and evaluating the different parameters.

5.	Compensation Terms of Executives

Wix intends to provide fair, competitive and equitable compensation for its Executives by combining several compensation elements.  Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of Wix’s Executives shall generally combine all or a portion of the following items:

●	base salary;
●	cash bonus (annual or special);
●	equity-based long-term incentives;
●	general benefits;
●	retirement and termination of service arrangements; and
●	change of control special arrangements.

Wix believes that a significant portion of its Executives’ compensation should be variable based on Company’s results.

The value of the variable compensation components (consisting of cash bonuses and equity-based long-term incentives) shall not be less than 40% of an Executive’s total compensation package on an annual basis.

In setting the compensation of Executives employed by a subsidiary of Wix, references in the Policy to Wix shall also include such subsidiary, to the extent applicable in the relevant context.

In the event that the services of the Executive are provided via a personal management company and not by the Executive directly as an employee of Wix, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Wix in the applicable service agreement, compensation items in accordance with the guidelines of the Policy.

A.	Base Salary

Base salary is a fixed, cash component of overall compensation.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, comparative market data and practices of peer companies, compensation for comparably situated executives, alignment of general annual salary increases with general base salary increases across the broader workforce and the overall balance between fixed and variable elements as well as maximum limits.

A competitive base salary is essential to Wix’s ability to attract and retain highly skilled professionals in the long term, hence Wix will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable executives, while considering, among others, Wix’s size, performance and field of operation and the geographical location of the Executive employed, as well as the Executive’s personal and professional skills.  The base salary is reviewed and may be adjusted periodically based on the variety of factors mentioned in this Policy, including the Executive’s performance and the Company’s performance.

B.	Annual Cash Bonus

Overview.  Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.  Actual payments may be driven by the business and/or individual performance vis-à-vis the respective performance targets.

The performance targets and the maximum annual bonus payable to each Executive shall be reviewed and approved by the Compensation Committee and the Board of Directors, and in the case of Wix’s Chief Executive Officer, also by Wix’s shareholders in accordance with the requirements of the Companies Law, as applicable.

Any annual bonus of the Chief Executive Officer approved after the effective date of this Policy shall be determined annually based on the results of Wix.  The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and Wix’s shareholders.

Without derogation from the authority of the Compensation Committee and the Board of Directors to set the maximum annual bonuses payable to each Executive and the criteria for determining eligibility of such annual bonuses, the Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of the annual bonus payable to Executives following achievement of the bonus criteria.

Criteria.  A significant portion of the annual bonus, not less than 75%, shall be determined based on measurable criteria.  A smaller portion of the annual bonus, not to exceed 25%, may be based on non-measurable criteria subject to any approvals as may be required by law, taking into account the Executive’s contribution to Wix.

Examples of measurable criteria that will be considered include, without limitation:

●	financial results (e.g., collections, revenues, pre-tax profits);
●	number of free or premium users; and
●	other key performance indicators.

Examples of non-measurable criteria that will be considered include, without limitation:

●	contribution to Wix’s business, profitability and stability;
●	the need to retain an Executive with skills, know-how or unique expertise;
●	the responsibility imposed on the Executive;
●	changes that occurred in the responsibility imposed on the Executive during the year;
●	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his or her duties;
●	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and
●	the contribution to appropriate control environment and ethical environment.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary.

Special Bonuses.  In addition to the annual bonus, the Compensation Committee and the Board of Directors (and the shareholders if required by applicable law) may elect to pay certain Executives special cash bonuses in recognition for their special contribution to key Company developments and activities.  The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

In determining whether to grant special bonuses to Executives, the Compensation Committee and the Board of Directors shall consider if such special bonuses are justifiable in light of the Company’s financial results and performance.

Signing Bonus.  In the event of hiring a new Executive, the Compensation Committee and the Board of Directors may elect to pay a signing bonus.  The maximum cash signing bonus payable to an Executive shall not exceed 12 months’ entry base salary.

If and where applicable, the Compensation Committee and the Board of Directors shall consider awarding a signing bonus only to provide for the replacement awards that the newly hired Executive forfeited from his or her previous employer, and that such signing bonus will reflect performance, vesting and other conditions equivalent to the forfeited awards.

Partial Bonus Payout.  Subject to the conditions and limitations of this Item 5.B, an Executive that is employed or provides services to Wix for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, based on the portion of the calendar year the Executive was employed or provided services.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP).  All grants of equity-based compensation to the Chief Executive Officer (or other Executive of Wix that is a member of Wix’s Board of Directors) following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms.  The Compensation Committee and the Board of Directors (and the shareholders to the extent prescribed by the Companies Law) shall set the terms of equity award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of no less than 3 years and no more than 4 years, in the aggregate.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix and/or the achievement of performance targets as set forth in the respective award agreement.

Maximum Equity-Based Compensation.  Any one or more equity awards granted to an Executive in a single calendar year, shall not exceed 0.4% of the issued ordinary shares of the Company, including treasury shares, on the date of grant.

D.	Forfeiture and Clawback Policy

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Executive compensation allows for the Board of Directors or Compensation Committee, at its discretion, to determine that an Executive’s rights, payments and benefits with respect to an equity award granted to such Executive, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other performance conditions of the equity award.  Such events may include, but shall not be limited to, termination with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Executive, or restatement of the Company’s financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

This forfeiture and clawback policy is applicable to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified event above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

Notwithstanding the above, the Board of Directors’ or Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup an Executive’s rights, payments and benefits with respect to an equity award will not apply in the following events:

●	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or
●
the Board of Directors or Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient or not in the best interest of the Company.

The fair market value for an award that is subject to taxation in Israel shall equal the average price of the Company’s share price in the 30 consecutive trading days prior to the grant date.  The fair market value for an award that is not subject to taxation in Israel shall equal the closing price of the Company’s shares on the date of grant.

The Board of Directors or Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

The provisions of this Paragraph D - “Forfeiture and Clawback Policy” shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that Wix becomes subject to after the date this Policy is adopted.

E.	General Benefits

The following benefits may be granted to the Executives:

●	paid vacation days;
●	paid sick days;
●	recuperation pay according to applicable law;
●	employer contribution to an education fund (including, payment of such contribution or any portion thereof, directly to the Executive);
●	employer contribution to an insurance policy or a pension fund for severance and pension (including, payment of such contribution or any portion thereof, directly to the Executive);
●	employer contribution towards work disability insurance; and
●	D&O indemnification, insurance and exculpation to the maximum extent permitted by applicable law, as amended from time to time.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, Wix may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies, safety, security and protection measures (including at household premises and for family members), other benefits or entitlements mandated by applicable law, and other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, or region of activity.

F.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board of Directors may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period.  Wix provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed 6 months.  In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Executive dismissed by Wix in circumstances that do not constitute “cause”, in an amount that does not exceed 3 months’ base salary of the departing Executive.

Additional Retirement and Termination Benefits.  Wix may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit Wix’s employees, customer and suppliers and/or not to compete with Wix for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board of Directors shall take into account different criteria, including the following:

●	the length of employment of the Executive;
●	the Executive’s performance during his or her employment;
●	Wix’s performance during the Executive’s term of employment and the Executive’s contribution to such Company performance;
●	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and
●	whether separation payments are customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above) shall not exceed 15 months of the Executive’s base salary.

G.	Change of Control Special Arrangements

In addition to the benefits applicable in the case of any retirement or termination of service, as described above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his or her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

●	acceleration of vesting of outstanding options and other equity awards;

●	extension of advance notice period by up to 9 months (in addition to the advance notice period in effect prior to the change of control);

●	payment of severance pay for an additional period of up to 15 months; and

●	extension of the exercise period of options and other equity awards held by Executives for a period of up to 24 months following the date of employment termination.

H.	Indemnification, Insurance and Exculpation of Executives

Wix may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million.

6.	Shareholding Guidelines for Executive Officers

In order to align the interests of the Executive Officers (as named in our annual report on Form 20-F) with the long-term growth of the Company, Executive Officers shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 100% of their annual base salary.  Executive Officers who also serve as directors, as well as the Chief Executive Officer, shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 500% of their annual base salary.

The Executive Officers (including those serving as directors) are expected to satisfy these shareholding guidelines by June 26, 2024 (which is four years from the date our prior Compensation Policy became effective which contained identical shareholding guidelines for Executive Officers) or, for Executive Officers employed after the effective date of this Policy, four years from his or her respective date of employment and maintain such shareholding guidelines throughout their service as Executive Officers.

7.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, as of the effective date of the Policy, to amend or restate the Policy.

Adopted by the Company on December 19, 2022

Effective as of June 26, 2023

DEFINITIONS

1.
“Business Solutions”: means additional products and services other than premium subscriptions that are offered to our users to help them manage and grow their business online, such as communication tools, payment services, and marketing products.

2.
“Business Solutions Revenue” and “Business Solutions Bookings”: refer to all revenue or bookings, as applicable, generated from Business Solutions and exclude any revenue or bookings, as applicable, included under Creative Subscriptions Revenue or Creative Subscription Bookings, respectively.

3.
“Dilution”: means the result of the division of the Allocated Equity plus the Unallocated Equity minus the Net Exercise Adjustments by Allocated Equity plus the Unallocated Equity minus the Net Exercise Adjustments plus the Treasury Shares plus the Total Shares Outstanding; as further detailed under “Effective Dilution Management” above.

4.
“Free Cash Flow (excluding HQ and restructuring costs)” or “FCF”: represents net cash provided by (used in) operating activities less capital expenditures, further adjusted to exclude one-time cast restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters.

5.	“Gross Payment Volume (GPV)”: Includes the total value, in US dollars, of transactions facilitated by our platform.

6.
“Partners Revenue”: is defined as the revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint, and enterprise partners.  We identify agencies and freelancers building sites or applications for others using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used.  Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions segments.

7.
“Simple Dilution”: means the result of the division of the Allocated Equity plus the Unallocated Equity by the Allocated Equity plus the Unallocated Equity plus the Total Shares Outstanding; as further detailed under “Effective Dilution Management” above.

8.	“Three-Year Plan”: refers to the Company’s disclosed three-year financial model outlook from 2022, which was updated on August 10, 2023.

9.	“Total Bookings”: is comprised of Business Solutions Bookings and Creative Subscriptions Bookings (as defined in Form 20-F).

10.	“Total Revenue”: is comprised of Business Solutions Revenue and Creative Subscriptions Revenue (as defined in Form 20-F).

11.
“Transaction Revenue”: is a portion of Business Solutions Revenue, and we define transaction revenue as all revenue generated through transaction facilitation, which are primarily from Wix Payments as well as Wix POS, shipping solutions and multichannel commerce and gift card solutions

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

	2022		2023		FY
in 000s	Q3	Q4	Q1	Q2	2019
Revenues	$345,805	$355,040	$374,076	$389,977	$757,667
Change in deferred revenues	$6,023	$4,081	$60,975	$12,043	$74,818
Change in unbilled contractual obligations	$636	$12,692	$(20,146)	$(3,521)	-
Bookings	$352,464	$371,813	$414,905	$398,499	$832,485

	FY 2019	FY 2020	FY2021	FY 2022
Net cash provided (used) by operating activities	$149,564	$148,049	$65,685	$37,152
Capital expenditures, net	$(22,066)	$(18,853)	$(37,700)	$(70,664)
Free Cash Flow	$127,498	$129,196	$27,985	$(33,512)

Capital expenditures and other cash costs related to Wix HQ office build out	-	$2,462	$23,449	$65,920
Free Cash Flow (excluding capex and other cash costs related to HQ build out)	$127,498	$131,658	$51,434	$32,408
% of revenue	17%	13%	4%	2%